UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No. 3)*

W-H ENERGY SERVICES INC.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
--------------------------------------
(Title of Class of Securities)

92925E108
-----------------------
(Cusip Number)

August 31, 2006
______________________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1  (b)
[ ]  Rule 13d-1  (c)
[ ]  Rule 13d-1  (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 4 Pages

CUSIP No. 92925E108    	2 of 4 Pages
----------------------------------------------------------------
1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477


2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
----------------------------------------------------------------

Number of shares beneficially owned by each reporting person with

5.  Sole Voting Power


    0
___________________

6.  Shared Voting Power

    0
__________________________

7.  Sole Dispositive Power

    0
___________________


8.	Shared Dispositive Power
	      0
 ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

       0
---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

----------------------------------------------------------------

11. Percent of class represented by amount in row 9.

       0%
----------------------------------------------------------------

12.	Type of Reporting person
	IA











Page 3 of 4 Pages 					Cusip #: 92925E108


SCHEDULE 13G


ITEM 1(A):  NAME OF ISSUER:

W-H ENERGY SERVICES INC.

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

10370 Richmond Suite 990
Houston, TX  77042

ITEM 2(A):  NAME OF PERSON FILING:

Babson Capital Management LLC (Babson Capital)

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	470 Atlantic Avenue
      Boston, MA   02210-2208

ITEM 2(C):  CITIZENSHIP:

See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

See Cover Page

ITEM 2(E):  CUSIP NUMBER:

See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e) [x]  An investment adviser in accordance with
         Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)AMOUNT BENEFICIALLY OWNED: Babson Capital, in its capacity as investment adviser, may be deemed the beneficial owner of 0 shares of common stock of the Issuer.

(b)	PERCENT OF CLASS:  0%




(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.

Page 4 of 4 Pages				Cusip #: 92925E108

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five per cent of the class of securities check the following: [x]

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		Date: September 26, 2006





Signature:  // Robert J. Guerin //
		Name/Title:     ROBERT J. GUERIN
				    Senior Compliance Officer



September 26, 2006





Re:	SCHEDULE 13G ON BEHALF OF W-H ENERGY SERVICES INC
      FOR THE MONTH ENDING AUGUST 31, 2006





Dear Sir or Madam:


Babson Capital Management LLC is filing today an amendment to
Schedule 13G through the EDGAR system as required by Section
240.13d-1(b) to reflect a change in beneficial ownership of the outstanding stock of the above-mentioned issuer.

Please note that the shares which were previously held were owned by various investment advisory clients of Babson Capital, which may have been deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possessed pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-3779.


Sincerely,



// Robert J. Guerin //
   ROBERT J. GUERIN
   Senior Compliance Officer